Exhibit 99.1

Norwegian Cruise Line Reports Record Results and Net Yield Growth in 2008

2008 Pro forma EBITDA up 55%, 2009 year-to-date bookings up 15%

Under New Leadership and Focused Structure, Company Well Positioned for Earnings Growth in 2009

MIAMI--(BUSINESS WIRE)--April 7, 2009--Norwegian Cruise Line (the “Company”) completed a strategic repositioning in 2008, implementing a number of initiatives that have led to record results and improved financial performance even within a challenging economic environment. Highlights from 2008 included the augmentation of its senior management team with both seasoned managers and industry veterans; enhancement of its onboard product with the full implementation of Freestyle 2.0; significant improvement in the way it conducts business with its travel partners through Partnership 2.0; realignment of its Hawaii operations; restructuring of its new build program; and a keen focus on managing and streamlining its cost structure.

"The Company achieved record improvements in both EBITDA and Net Yields in 2008 despite an extremely challenging economy,” said Kevin Sheehan, Norwegian Cruise Line’s Chief Executive Officer. “We worked diligently in 2008 to transform the Company with the successful implementation of a variety of measures and initiatives. The result is a new Company, one that is extremely focused on customer service, financial performance and is well poised to come through this difficult period.”

Full Year Results

Norwegian Cruise Line reported a record setting 18.2% increase in EBITDA1,2 in 2008 of $228.1 million versus $192.9 million in 2007. On a pro forma basis, EBITDA1,2 increased 55.7% to $300.1 million versus the prior year after including the impact of restructuring initiatives such as the re-flagging and redeployment of Pride of Hawaii and Pride of Aloha from the Company’s U.S.-flagged fleet to its international fleet as Norwegian Jade and Norwegian Sky, respectively, as well as other cost saving initiatives.

In 2008, net revenues increased 2.9% despite a 3.7% decrease in capacity. Total revenues for 2008 were $2.1 billion versus $2.2 billion in 2007, a 3.2% decrease. Net Yields1 for 2008 increased 6.9% from the prior year while Gross Yields1 were modestly higher. Operating income for the Company increased by 46.3% to $65.5 million in 2008 from $44.8 million in 2007, excluding impairment charges in 2008 of $128.8 million related to the cancellation of a contract to build a ship and $2.6 million in 2007 related to the sale of Oceanic. Excluding these one-time charges, the Company reported a net loss of $83.0 million for its year ended December 31, 2008, as compared to a net loss of $224.4 million for the prior year. Results for the year ended December 31, 2008 include a non-cash foreign exchange translation gain of $101.8 million primarily related to marking-to-market the Company’s Euro denominated debt, offset by $99.9 million of losses due to the change in fair value of our derivative contracts. The Company reported a non-cash foreign exchange translation loss of $94.5 million for the same period in 2007. Interest expense (net of capitalized interest), decreased by $23.0 million year-over-year as a result of lower average outstanding debt balances for the year.

Outlook

In the first few months of 2009, the Company experienced strong bookings with a rise of 15% year-over-year through March 15, 2009. In addition, the new Groups 2.0 program, launched in December, saw a threefold increase in group staterooms blocked compared to the same time last year. In 2009, the Company will return the last of its older chartered ships (Norwegian Majesty) to Star Cruises, completing the transformation of its fleet to 100% modern ships purpose-built for Freestyle Cruising. The Company is eagerly anticipating the arrival of its next generation of Freestyle Cruising ship, Norwegian Epic, scheduled for delivery in May 2010. The arrival of Norwegian Epic represents the next step in this exciting evolution of the Company’s fleet. The Company announced further details about the ship’s wide range of accommodations on March 18, 2009, the innovative dining and amenities on April 3, 2009 and will reveal information about the entertainment on May 20, 2009. The Company will also open Norwegian Epic’s 2010 itineraries for sale to the public on May 20, 2009.

In recent months, the Company had been exploring alternatives to optimize its capital structure. In conjunction with an equity investment by its shareholders of $100 million, the Company has refinanced approximately $800 million of debt that it had coming due in 2009 and 2010.

“This is an extremely exciting time for Norwegian Cruise Line. We’ve transformed the Company, improved our financial performance, negotiated new lender terms and received additional financial support from our shareholders,” added Sheehan. “In addition, we’ve just received in depth broadcast coverage with the premiere of the much anticipated CNBC/Peter Greenberg documentary which showcases Norwegian Cruise Line to a large, international viewing audience. All of these elements are helping us to weather this challenging climate.”

1 A Non-GAAP measure. Included in this press release under “Non-GAAP Reconciling Information” is a detailed reconciliation of the above Non-GAAP measures to GAAP balances.

2 Excluding the impact of a one-time impairment loss in 2008 of $128.8 million related to the cancellation of a contract to build a ship and a $2.6 million loss in 2007 related to the sale of Oceanic.

Terminology and Non-GAAP Financial Measures

Non-GAAP Information

To supplement the Company’s condensed consolidated financial statements presented on a U.S. Generally Accepted Accounting Principles (GAAP) basis, the Company also provides certain non-GAAP financial measures, including EBITDA, pro forma EBITDA, and adjusted operating income.

EBITDA is defined as earnings (net income) before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. Management believes EBITDA is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. EBITDA is also one of the measures used by the Company to calculate incentive compensation for management-level employees. Pro forma EBITDA excludes the impact of a one-time impairment loss in 2008 of $128.8 million related to the cancellation of a contract to build a ship and a $2.6 million loss in 2007 related to the sale of Oceanic, and also excludes certain restructuring charges. While EBITDA and pro forma EBITDA are not recognized measures under GAAP, management uses these financial measures to evaluate and forecast the Company’s business performance. These non-GAAP financial measures have certain material limitations, including:

* they do not include net interest expense. As the Company has borrowed money for general corporate purposes, interest expense is a necessary element of its costs and ability to generate profits and cash flows; and

* they do not include depreciation and amortization expenses. As the Company uses capital assets, depreciation and amortization are necessary elements of its costs and ability to generate profits.

Management compensates for these limitations by using EBITDA and pro forma EBITDA as only two of several measures for evaluating the Company’s business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. Management believes these non-GAAP financial measures can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of the Company’s financial performance and prospects for the future. EBITDA and pro forma EBITDA are not intended to be measures of liquidity or cash flows from operations or measures comparable to net income as they do not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments. A reconciliation of these items can be found attached hereto.

Passenger Cruise Days

Passenger Cruise Days represents the number of passengers carried for the period multiplied by the number of days in their respective cruises.

Capacity Days

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Occupancy Percentage

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Net Revenues

Net Revenues represents total revenues less commissions, transportation and other expenses, and onboard and other expenses.

Gross Yields

Gross Yields represents total revenues per Capacity Day.

Net Yields

Net Yields represents total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believes that it is the most relevant measure of its performance and is commonly used in the cruise industry to measure performance. The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.

Gross Cruise Costs

Gross Cruise Costs represents the sum of total cruise operating expenses and marketing, general and administrative expenses.

Net Cruise Costs

Net Cruise Costs represents Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts operating income, the Company believes changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of its performance and are commonly used in the cruise industry as a measurement of costs.

About Norwegian Cruise Line

Norwegian Cruise Line (NCL) is the innovator in cruise travel with a 42-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, NCL has the youngest fleet in the industry with 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on the newest, most contemporary ships at sea.

NCL is presently building Norwegian Epic, a new third generation Freestyle Cruising vessel, for delivery in May 2010.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on NCL, visit www.ncl.com or contact NCL in the U.S. and Canada at (866) 234-0292.

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws including the statements made under the "Outlook" section of this release. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These risks include, but are not limited to, the impact of changes in the global credit markets on the Company’s ability to borrow and counterparty credit risks, including those under the Company’s credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; the Company's ability to finalize amendments to its credit facilities and obtain additional equity investments from its shareholders in accordance with the Company's expectations; changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; adverse economic conditions that may affect consumer demand for cruises such as higher unemployment rates, fuel price increases, declines in the securities and real estate markets, and declines in disposable income and consumer confidence; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; costs of new initiatives; changes in interest rates, fuel costs or foreign currency rates; delivery schedules and estimated costs of new ships on terms that are favorable or consistent with the Company’s expectations; risks associated with operating internationally; impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate the Company’s collective bargaining agreements on favorable terms; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation and investigations; the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with the Company’s expectations; continued availability under the Company’s credit facilities and compliance with the Company’s covenants; the impact of changes in the Company’s credit ratings; changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; the impact of any future changes relating to how travel agents sell and market the Company’s cruises; the impact on the Company’s business of any future increases in the price of, or major changes or reduction in commercial airline services; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of the Company’s ships; disruptions to the Company’s software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NORWEGIAN CRUISE LINE
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007

Revenues
Passenger ticket revenues	$300,847	$355,457	$1,501,646	$1,575,851
Onboard and other revenues	130,003	143,079	604,755	601,043
Total revenues	430,850	498,536	2,106,401	2,176,894
Cruise operating expenses
Commissions, transportation and other	66,749	94,725	341,936	434,749
Onboard and other	33,208	48,697	182,817	204,768
Payroll and related	86,372	109,776	377,208	436,843
Fuel	46,485	60,725	258,262	193,173
Food	29,743	31,826	126,736	120,633
Other operating	73,833	76,631	291,522	306,853
Total cruise operating expenses	336,390	422,380	1,578,481	1,697,019
Marketing, general and administrative expenses	87,813	86,823	299,827	287,093
Depreciation and amortization expenses	41,522	41,005	162,565	148,003
Impairment loss	128,775	-	128,775	2,565
Total operating expenses	594,500	550,208	2,169,648	2,134,680
Operating (loss) income	(163,650)	(51,672)	(63,247)	42,214
Non-operating income (expenses)
Interest income	831	262	2,796	1,384
Interest expense, net of capitalized interest	(35,089)	(50,926)	(152,364)	(175,409)
Other income (expenses), net	(13,078)	(30,670)	1,012	(95,151)
Total non-operating expenses	(47,336)	(81,334)	(148,556)	(269,176)
Net loss	$(210,986)	$(133,006)	$(211,803)	$(226,962)

NORWEGIAN CRUISE LINE
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	December 31,
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$185,717	$40,291
Restricted cash	4,004	1,375
Accounts receivable, net	6,047	8,173
Due from Affiliate	-	235
Inventories	29,494	41,997
Prepaid expenses and other	24,460	27,353
Total current assets	249,722	119,424
Property and equipment, net	4,119,222	4,243,872
Restricted cash	1,682	1,682
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	73,723	65,928
Total assets	$5,047,141	$5,033,698
Liabilities and Shareholders' Equity
Current liabilities:
Current portion of long-term debt	$182,487	$191,172
Accounts payable	70,412	88,715
Accrued expenses and other liabilities	278,213	202,794
Due to Affiliate, net	210,058	-
Advance ticket sales	250,638	332,802
Total current liabilities	991,808	815,483
Long-term debt	2,474,014	2,977,888
Other long-term liabilities	31,520	4,801
Total liabilities	3,497,342	3,798,172
Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 25,000,000 shares authorized; 20,000,000 shares and 10,000,000 shares issued and outstanding, respectively	24	12
Additional paid-in capital	2,242,946	1,715,718
Accumulated other comprehensive income	137	1,301
Accumulated deficit	(693,308)	(481,505)
Total shareholders' equity	1,549,799	1,235,526
Total liabilities and shareholders' equity	$5,047,141	$5,033,698

NORWEGIAN CRUISE LINE
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Twelve Months Ended
	December 31,
	2008	2007

Cash flows from operating activities
Net loss	$(211,803)	$(226,962)
Adjustments to reconcile net loss to
net cash (used in) provided by operating activities:
Depreciation and amortization expenses	162,565	148,003
Impairment Loss	128,775	2,565
(Gain) loss on translation of debt	(111,464)	92,024
Loss (gain) on derivatives	101,511	(4,568)
Write-off of unamortized loan fees	6,788	-
Other	865	843
Changes in operating assets and liabilities:
Decrease in accounts receivable, net	2,126	2,071
Decrease (increase) in inventories	12,503	(8,605)
(Increase) decrease in prepaid expenses and other assets	(15,323)	8,013
Decrease in accounts payable	(18,303)	(28,232)
Increase in accrued expenses and other liabilities	627	32,427
(Decrease) increase in advance ticket sales	(82,164)	18,752
Net cash (used in) provided by operating activities	(23,297)	36,331
Cash flows from investing activities
Additions to property and equipment, net	(163,607)	(582,837)
Increase in restricted cash	(2,629)	(181)
Proceeds from sale of asset	-	1,440
Net cash used in investing activities	(166,236)	(581,578)
Cash flows from financing activities
Repayments on long-term debt	(1,524,095)	(323,464)
Proceeds from debt	1,123,000	839,925
Transactions with Affiliate, net	(211,267)	8,454
Contribution from Affiliate, net	948,111	-
Payment of loan arrangement fees	(626)	(2,907)
Other	(164)	-
Net cash provided by financing activities	334,959	522,008
Net increase (decrease) in cash and cash equivalents	145,426	(23,239)
Cash and cash equivalents at beginning of period	40,291	63,530
Cash and cash equivalents at end of period	$185,717	$40,291

NORWEGIAN CRUISE LINE
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Years ended
	December 31,		December 31,
	2008	2007	2008	2007

Passenger Cruise Days	2,182,349	2,466,674	9,503,839	9,857,946
Capacity Days	2,155,454	2,372,204	8,900,816	9,246,715
Occupancy Percentage	101.2%	104.0%	106.8%	106.6%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Years ended
	December 31,		December 31,
	2008	2007	2008	2007

Passenger ticket revenues	$300,847	$355,457	$1,501,646	$1,575,851
Onboard and other revenues	130,003	143,079	604,755	601,043
Total revenues	430,850	498,536	2,106,401	2,176,894
Less:
Commissions, transportation
and other	66,749	94,725	341,936	434,749
Onboard and other	33,208	48,697	182,817	204,768
Net revenues	$330,893	$355,114	$1,581,648	$1,537,377

Capacity Days	2,155,454	2,372,204	8,900,816	9,246,715
Gross Yields	$199.89	$210.16	$236.65	$235.42
Net Yields	$153.51	$149.70	$177.70	$166.26

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity
Days and per Capacity Day data):

	Three months ended		Years ended
	December 31,		December 31,
	2008	2007	2008	2007

Total cruise operating expenses	$336,390	$422,380	$1,578,481	$1,697,019
Marketing, general and
administrative expenses	87,813	86,823	299,827	287,093
Gross Cruise Costs	424,203	509,203	1,878,308	1,984,112
Less:
Commissions, transportation
and other	66,749	94,725	341,936	434,749
Onboard and other	33,208	48,697	182,817	204,768
Net Cruise Costs	$324,246	$365,781	$1,353,555	$1,344,595

Capacity Days	2,155,454	2,372,204	8,900,816	9,246,715
Gross Cruise Costs per Capacity Day	$196.80	$214.65	$211.03	$214.57
Net Cruise Costs per Capacity Day	$150.43	$154.19	$152.07	$145.41

NORWEGIAN CRUISE LINE
NON-GAAP RECONCILING INFORMATION
(unaudited)

Operating income excluding impairment losses was calculated as follows (in thousands):

	Three months ended		Years ended
	December 31,		December 31,
	2008	2007	2008	2007

Operating (loss) income	$(163,650)	$(51,672)	$(63,247)	$42,214
Impairment loss	128,775	-	128,775	2,565
Operating (loss) income, excluding impairment losses	$(34,875)	$(51,672)	$65,528	$44,779

Net loss excluding impairment losses was calculated as follows (in thousands):

	Three months ended		Years ended
	December 31,		December 31,
	2008	2007	2008	2007

Net loss	$(210,986)	$(133,006)	$(211,803)	$(226,962)
Impairment loss	128,775	-	128,775	2,565
Net loss, excluding impairment losses	$(82,211)	$(133,006)	$(83,028)	$(224,397)

EBITDA and Pro Forma EBITDA were calculated as follows (in thousands):

	Three months ended		Years ended
	December 31,		December 31,
	2008	2007	2008	2007

Net Loss	$(210,986)	$(133,006)	$(211,803)	$(226,962)
Less:
Interest income	(831)	(262)	(2,796)	(1,384)
Plus:
Interest expense, net of capitalized interest	35,089	50,926	152,364	175,409
Depreciation and amortization expenses	41,522	41,005	162,565	148,003
Other expenses (income), net	13,041	30,553	(1,024)	95,256
Impairment loss	128,775	-	128,775	2,565
EBITDA	6,610	(10,784)	228,081	192,887

Restructuring Charges and Pro Forma Adjustments	28,796	-	72,007	-

Pro Forma EBITDA	$35,406	$(10,784)	$300,088	$192,887

CONTACT:
Norwegian Cruise Line, Miami
Media Relations:
AnneMarie Mathews, 305-436-4713
PublicRelations@ncl.com
or
Investor Relations:
Mark A. Kempa, 305-436-4932